HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1996 and 1995



Note 4.  Other Current Assets: (continued)

         (B)  Sale of Tanglefoot Apartments:


              On March 1, 1993, Tanglefoot Apartment Complex was sold on contract to R. Dale Wiege. The sale price was $1,620,000 with a down payment of $30,000 and the balance of $1,590,000 is to be paid by monthly payments commencing April 1, 1993 until March 1, 2013 when the entire remaining balance shall be due and payable in full. The monthly payment of principal and interest is to be $13,953. Interest is at the rate of 10% per annum commencing March 1, 1993. The contract balance at September 30, 19 96 was $1,557,240.

              The monthly payments on this contract are current at September 30, 1996.

              Management is of the opinion that an allowance for uncollectibility is not necessary due to the collateral value of the apartments.


         (C)  Real Estate Contracts Receivable:

              During the year ended September 30, 1995, the Company purchased from Walnut Management four (4) real estate contracts receivable on three (3) houses located in Davenport, Iowa, and one (1) house located in Rock Island, Illinois. The total purchase p rice was $129,103. The monthly payments of principal and interest is $1,411. Interest is as the rate of 12% per annum. Contract balances at September 30, 1996 were $127,675.

              Management is of the opinion that an allowance for uncollectibility is not necessary due to the collateral value of the houses.